Exhibit 99.1

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity Bionomics Limited
ABN 53 075 582 740

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr Errol De Souza
Date of last notice	28 November 2022

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.
Date of change	23 February 2023
No. of securities held prior to change	366,698 Fully Paid Ordinary Shares 400,000 Unlisted Options issued in Nov 2016 12,000,000 Unlisted Options issued in Aug 2020 61,216,767 Unlisted Options issued in Dec 2021
Class	Unlisted Options
Number acquired	10,000,000 Unlisted Options
Number disposed	1,666,667 Unlisted Options
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change

366,698 Fully Paid Ordinary Shares

400,000 Unlisted Options issued in Nov 2016

12,000,000 Unlisted Options issued in Aug 2020

61,216,767 Unlisted Options issued in Dec 2021

8,333,333 Unlisted Options issued in Feb 2023

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

Grant of unlisted Options as part of Dr Errol ‘s remuneration as Executive Chair to 31 December 2022 which was approved by shareholders at a general meeting held on 21 February 2023.

Lapsing of 1,666,667 Unlisted Options which failed to meet vesting conditions related to the successful data readout for Phase 2 trial for BNC210 in SAD as reasonably determined by the Board in its sole discretion.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	N/A
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2 01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

+ See chapter 19 for defined terms.

Appendix 3Y Page 3 01/01/2011